SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CNinsure Inc.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class Securities)

G2352K108

(CUSIP Number)

May 25, 2010

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒ Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K108
1	Name of Reporting Person. Cathay Auto Services Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. G2352K108
1	Name of Reporting Person. Cathay Investment Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 137,720
	6	Shared Voting Power 0
	7	Sole Dispositive Power 137,720
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 137,7201
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) CO

 1 Represented by American Depositary Shares, each representing 20 ordinary shares of the Issuer.

CUSIP No. G2352K108
1	Name of Reporting Person. New China Investment Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 137,720
	6	Shared Voting Power 0
	7	Sole Dispositive Power 137,720
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 137,7202
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) CO

2 Represented by American Depositary Shares, each representing 20 ordinary shares of the Issuer.

CUSIP No. G2352K108
1	Name of Reporting Person. S. Donald Sussman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 19,389,880
	6	Shared Voting Power 4,427,180
	7	Sole Dispositive Power 19,389,880
	8	Shared Dispositive Power 4,427,180
9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,817,0603
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.6%
12	Type of Reporting Person (See Instructions) IN

3 Represented by American Depositary Shares, each representing 20 ordinary shares of the Issuer.

CUSIP No. G2352K108
1	Name of Reporting Person. Paul S. Wolansky
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,719,820
	6	Shared Voting Power 137,720
	7	Sole Dispositive Power 11,719,820
	8	Shared Dispositive Power 137,720
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,857,5404
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 1.3%
12	Type of Reporting Person (See Instructions) IN

4 Represented by American Depositary Shares, each representing 20 ordinary shares of the Issuer.

Item 1.	(a)	Name of Issuer:
CNinsure Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China

Item 2.	(a)	Name of Person Filing:
Cathay Auto Services Limited
Cathay Investment Fund, Ltd.
New China Investment Management, Inc.
S. Donald Sussman
Paul S. Wolansky

	(b)	Address of Principal Business Office, or if None, Residence:
Cathay Auto Services Limited
14th Floor, St. John’s Bldg.
33 Garden Road
Hong Kong

Cathay Investment Fund, Ltd.
New China Investment Management, Inc.
Paul S. Wolansky
One Dock Street
Stamford, CT 06902

S. Donald Sussman
6100 Red Hook Quarters, Suite C1-C6
St. Thomas, United States Virgin Islands 00802-1348

	(c)	Citizenship:
Cathay Auto Services Limited – British Virgin Islands
Cathay Investment Fund, Ltd. – Cayman Islands
New China Investment Management, Inc. – Delaware
S. Donald Sussman – United States
Paul S. Wolansky – United States

	(d)	Title of Class of Securities:
Ordinary Shares

	(e)	CUSIP Number:
G2352K108

Item 3.	Not Applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of October 28, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay Auto Services Limited (1)	0	0.0%	0	0	0	0
Cathay Investment Fund, Ltd. (2)	137,720	0.0%	137,720	0	137,720	0
New China Investment Management, Inc. (3)	137,720	0.0%	137,720	0	137,720	0
S. Donald Sussman (4)	23,817,060	2.6%	19,389,880	4,427,180	19,389,880	4,427,180
Paul S. Wolansky (5)	11,857,540	1.3%	11,719,820	137,720	11,719,820	137,720

(1)
Cathay Auto Services Limited (“Cathay Auto”) no longer owns any ordinary shares of the Issuer.  On May 25, 2010, Cathay Auto converted 120,705,286 ordinary shares of the Issuer into 6,035,264 American Depositary Shares, each representing 20 ordinary shares of the Issuer, and in connection with this conversion such American Depositary Shares were registered in the name of Cathay Auto’s sole shareholder, Cathay Investment Fund, Ltd. (“CIF”).  After such conversion, Cathay Auto no longer owned any ordinary shares of the Issuer.

(2)
CIF is the record owner of 137,720 ordinary shares of the Issuer, in the form of American Depositary Shares, each representing 20 ordinary shares.  On March, 23, 2010, CIF sold 197,706 American Depositary Shares, representing 3,954,120 ordinary shares of the Issuer.  On April, 15, 2010, CIF sold 17,974 American Depositary Shares, representing 359,480 ordinary shares of the Issuer.  On May 3, 2010, CIF sold 5,000 American Depositary Shares, representing 100,000 ordinary shares of the Issuer.  In connection with the conversion of ordinary shares of the Issuer to American Depositary Shares described in Note (1) above, 6,035,264 American Depositary Shares (each representing 20 ordinary shares of the Issuer), were registered in the name of CIF.  CIF subsequently distributed to its shareholders 5,931,016 American Depositary Shares in May 2010, 32,995 American Depositary Shares in June 2010, and 113,017 American Depositary Shares in July 2010, representing in aggregate 121,540,560 ordinary shares of the Issuer.  CIF also distributed 393,665 American Depositary Shares, representing 7,873,300 ordinary shares of the Issuer, to New China Management Corp. on May 27, 2010.  After such sales and distributions, CIF owns 137,720 ordinary shares of the Issuer, in the form of American Depositary Shares.

(3)
New China Investment Management, Inc. (“NCIM”), as the investment manager of CIF, has the power to direct the voting and disposition of shares directly and indirectly held by CIF.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, NCIM may be deemed to beneficially own all of the ordinary shares of the issuer held by CIF.

(4)
The 23,817,060 ordinary shares of the Issuer beneficially owned by S. Donald Sussman consist of (i) 15,097,460 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, directly held by Mr. Sussman, (ii) 4,289,460 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, held by a grantor retained annuity trust (the “GRAT”), of which Mr. Sussman is a co-trustee, (iii) 4,292,420 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, held by Caremi Partners Ltd. (“Caremi”), of which Mr. Sussman is the sole shareholder, and (iv) 137,720 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, directly held by CIF.  On May 27, 2010, Mr. Sussman received a distribution of 7,864,840 ordinary shares, in the form of American Depositary Shares, from CIF.  On June 24, 2010, Caremi received a distribution of 4,292,420 ordinary shares, in the form of American Depositary Shares, from CIF.  On August 30, 2010, Mr. Sussman received 1,978,380 ordinary shares, in the form of American Depositary Shares, from the GRAT.  On September 28, 2010, Mr. Sussman received a distribution of 3,542,980 ordinary shares, in the form of American Depositary Shares, from New China Management Corp.  Mr. Sussman owns 50% of the total outstanding shares of NCIM.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Sussman may be deemed to beneficially own all of the ordinary shares of the issuer held by CIF, the GRAT and Caremi.  Mr. Sussman disclaims beneficial ownership of all of the ordinary shares of the issuer held by CIF except to the extent of his pecuniary interest therein.

(5)
The 11,857,540 ordinary shares of the Issuer beneficially owned by Paul S. Wolansky consist of (i) 11,719,820 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, directly held by Mr. Wolansky and (ii) 137,720 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, directly held by CIF.  On May 27, 2010, Mr. Wolansky received a distribution of 7,864,840 ordinary shares, in the form of American Depositary Shares, from CIF.  On September 23, 2010, Mr. Wolansky purchased 3,542,980 ordinary shares, in the form of American Depositary Shares, from New China Management Corp.  Mr. Wolansky owns 50% of the total outstanding shares of NCIM.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Wolansky may be deemed to beneficially own all of the ordinary shares of the issuer held by CIF.  Mr. Wolansky disclaims beneficial ownership of all of the ordinary shares of the issuer held by CIF except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
Cathay Auto, CIF, NCIM, S. Donald Sussman and Paul S. Wolansky no longer are beneficial owners of more than five percent of the ordinary shares of the Issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2010

CATHAY AUTO SERVICES LIMITED

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

CATHAY INVESTMENT FUND, LTD.

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

NEW CHINA INVESTMENT MANAGEMENT, INC.

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Chairman

/s/S. Donald Sussman
S. Donald Sussman

/s/Paul S. Wolansky
Paul S. Wolansky

*Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement